Exhibit 99.2

TRX GOLD CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

QUARTERLY REPORT ON THE THIRD QUARTER OF 2022

For the three and nine month periods ended May 31, 2022

Management’s Discussion and Analysis May 31, 2022

The following Management’s Discussion and Analysis (“MD&A”) of the financial condition and results of operations for TRX Gold Corporation (“TRX Gold” or the “Company”) should be read in conjunction with the unaudited interim condensed consolidated financial statements for the three and nine months ended May 31, 2022 and 2021 (the “Q3 2022 Interim Financial Statements”), as well as the Company’s audited consolidated financial statements and MD&A for the year ended August 31, 2021 included in the Company's Annual Report on Form 20-F for the year ended August 31, 2021. The financial statements and related notes of TRX Gold have been prepared in accordance with International Financial Reporting Standards (“IFRS”). Additional information, including our press releases, has been filed electronically on SEDAR and is available online under the Company’s profile at www.sedar.com and on our website at www.TRXGold.com.

This MD&A reports our activities through July 13, 2022 unless otherwise indicated. References to the 3rd quarter of 2022 or Q3 2022, and the 3rd quarter of 2021 mean the three months ended May 31, 2022 and 2021, respectively. Unless otherwise noted, all references to currency in this MD&A refer to US dollars. Unless clearly otherwise referenced to a specific table, numbers referenced refer to numbered Endnotes on page 32.

Mr. Andrew Mark Cheatle, P.Geo., MBA, ARSM, is the Company’s in-house Qualified Person under National Instrument 43-101 “Standards of Disclosure for Mineral Projects” (“NI 43-101”) and has reviewed and approved the scientific and technical information in this MD&A. Mr. Cheatle is the Chief Operating Officer and a Director of TRX Gold and a Director of the Company’s subsidiaries, including Buckreef Gold Company Limited (“Buckreef Gold”) and Tanzanian American International Development 2000 Limited (“Tanzam2000”). Therefore, he is not considered to be independent under NI 43-101. Mr. Cheatle has over 30 years of relevant industry experience, a Master of Business Administration (MBA) from Capella University, USA (2005), and an Honours Degree in Geology from the Royal School of Mines, Imperial College, London, UK (1985). He is a registered professional geoscientist with Professional Geoscientists of Ontario, Canada (Reg. No. 0166).

Disclosure and Cautionary Statement Regarding Forward Looking Information

This MD&A contains certain forward-looking statements and forward-looking information, including without limitation statements about TRX Gold’s future business, operations and production capabilities. All statements, other than statements of historical fact, included herein are forward-looking statements and forward-looking information that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Although TRX Gold believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance. The actual achievements of TRX Gold or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors. These risks, uncertainties and factors include general business, legal, economic, competitive, political, regulatory and social uncertainties; actual results of exploration activities and economic evaluations; fluctuations in currency exchange rates; changes in costs; future prices of gold and other minerals; mining method, production profile and mine plan; delays in exploration, development and construction activities; changes in government legislation and regulation; the ability to obtain financing on acceptable terms and in a timely manner or at all; contests over title to properties; employee relations and shortages of skilled personnel and contractors; and the speculative nature of, and the risks involved in, the exploration, development and mining business.

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Management’s Discussion and Analysis May 31, 2022

Certain information presented in this MD&A may constitute “forward-looking statements” and “forward looking information” within the meaning of the Private Securities Litigation Reform Act of 1995 and under securities legislation applicable in Canada, respectively. Such forward-looking statements and information are based on numerous assumptions, and involve known and unknown risks, uncertainties, and other factors, including risks inherent in mineral exploration and development, which may cause the actual results, performance, or achievements of the Company to be materially different from any projected future results, performance, or achievements expressed or implied by such forward-looking statements and information. Investors are referred to our description of the risk factors affecting the Company, as contained in our U.S. Securities and Exchange Commission (“SEC”) filings, including our Annual Report on Form 20-F and Report of Foreign Private Issuer on Form 6-K, as amended, for more information concerning these risks, uncertainties, and other factors.

TRX Gold Corporation

TRX Gold along with its joint venture partner, State Mining Corporation (“STAMICO”) is advancing a significant gold project at Buckreef Gold in Tanzania. The Buckreef Gold Project is anchored by an expanded Mineral Resource published in May 2020. Measured Mineral Resource is 19.98 million tonnes (“MT”) at 1.99 grams per tonne (“g/t”) gold (“Au”) containing 1,281,161 ounces (“oz”) of gold and Indicated Mineral Resource is 15.89 MT at 1.48 g/t gold containing 755,119 oz of gold for a combined tonnage of 35.88 MT at 1.77 g/t gold containing 2,036,280 oz of gold. The Buckreef Gold Project also contains an Inferred Mineral Resource of 17.8 MT at 1.11g/t gold for contained gold of 635,540 oz of gold. The Company is actively investigating and assessing multiple exploration targets on its property. Please refer to the Company’s Updated Mineral Resources Estimate for Buckreef Gold Project, dated May 15, 2020 and filed under the Company’s profile on SEDAR and with the SEC on June 23, 2020 (the “Technical Report”), for more information. Buckreef Gold is being advanced in a value accretive sustainable manner through:

Expanding Production Profile: A 360 tonne per day (“tpd”) processing plant is being expanded to 1,000+ tpd, enabling a near term production profile of 15,000 - 20,000 oz of gold per year. Positive operating cash flow will be utilized for value enhancing activities, including exploration and the Sulphide Development Project.

Exploration: Continuing with a drilling program with the goal of expanding resources, discovering new resources and converting resources to reserves, by: (i) step-out drilling in the northeast extension and south of Buckreef Main; (ii) infill drilling to upgrade Mineral Resources currently in the Inferred category in Buckreef Main; (iii) infill drilling program of Buckreef West; (iv) developing an exploration program for the newly discovered Anfield Zone; (v) upgrading historical mineral resources at Bingwa and Tembo; and (vi) identifying new prospects at Buckreef Gold Project, and in the East African region.

Sulphide Development Project: Unlocking the value of the Sulphide Development Project in which the ‘sulphide ore’ encompasses approximately 90% of the Resources. It is the goal of the Company to exceed the metrics as outlined in the Technical Report, including annual production and strip ratio.

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Management’s Discussion and Analysis May 31, 2022

Q3 2022 Highlights

Q3 2022 was another milestone for the Company as it reflected the first full quarter operating the 360 tpd processing plant at full design capacity and using the cash flow generated from mining operations to fund successful exploration. During Q3 2022 the Company recorded its highest quarterly: (i) production, (ii) sales, (iii) gross profit margins, (iv) net income, and (iv) operating cash flow, at a low cash cost1 of $508 per gold ounce. Also, during the quarter the Company also announced a 250 meter extension of the Buckreef Gold Main Zone to 1.8 kilometers and positive assay results from the northeast step-out drilling program on the Buckreef Gold Main Zone. These positive results continue to demonstrate the immense opportunity at Buckreef Gold and reflect an initial step towards successful execution of the Company’s sustainable business plan where cash flow from operations funds value creating activities, including exploration.

Key highlights for Q3 2022 include:

•	The Company achieved zero lost time to injuries and had no confirmed COVID-19 cases at site.

•	Successfully completed the first full quarter operating the 360 tpd mill at Buckreef Gold to nameplate capacity. This is the first phase of 360 tonnes per day (tpd) for the 1,000+ tpd processing plant. The 360 tpd expansion phase was completed on time and on budget (capital cost of $1.6 million).

•	Poured 2,733 ounces of gold in Q3 2022, a new quarterly production record at Buckreef Gold, exceeding previous production guidance of 750-800 ounces of gold per month. Sold 3,033 ounces of gold in Q3 2022, a new quarterly sales record resulting in the Company being operating cash flow positive ($2.0 million) for the second consecutive quarter.

•	Recognized revenue of $5.7 million in Q3 2022, cost of sales of $1.5 million and cash costs[1] of $508 per ounce of gold, below guidance, generating strong gross profit of $4.2 million, gross profit margin of 73% and record quarterly net income attributable to common shareholders of $2.0 million.

•	As steady state processing has now been achieved on the 360 tpd processing plant, the Company continues to expect production to be 750-800 oz of gold per month[2] at a total average cash cost[1] of $725-825/oz, in line with previous guidance, until the larger oxide ore processing plant is commissioned.

•	Buckreef Gold continued to advance construction on the 1,000+ tpd processing plant. During the quarter the Company made significant progress on the plant build, including successful completion of geotechnical earthworks, carbon-in-leaching (“CIL”) tank farm foundation construction, ball mill foundation and plinth curing, plant steel fabrication, tank construction, and procurement of all key long lead items, thus removing considerable timeline risk for plant commissioning.

•	The expansion to 1,000+ tpd remains on budget and is expected to be completed in calendar Q3 2022 with forecasted production of 15,000 – 20,000 oz of gold per year. The Company will provide further guidance on production and cash costs on the larger 1,000+ tpd processing plant in subsequent quarters.

•	Buckreef Gold confirmed an extension of the Buckreef Main Zone by 250 meters (16% increase in the strike length of the Buckreef Main Zone to 1.8 kilometers) and reported positive assay results from the northeast step-out drilling program on the Buckreef Gold Main Zone.

•	Buckreef Gold added an additional drill rig to expand the exploration program and, to date, has drilled 21 holes representing over 7,415 meters in the northeast extension of Buckreef Main Zone.

•	Buckreef Gold has finalized the planning for a 10,000 meter (approximate) infill and extension drill program to: (i) upgrade Mineral Resources currently in the Inferred category in Buckreef Gold Main Zone, and (ii) commence infill drilling at Buckreef West. This program has commenced and it is the Company’s intention to begin exploration drilling at the newly discovered Anfield Zone and extend the Eastern Porphyry Zone this year.

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Management’s Discussion and Analysis May 31, 2022

•	Buckreef Gold was granted an extension to the renewal date for the Special Mining License (SML 04/92) at Buckreef Gold extending the SML renewal period for Buckreef Gold by an additional 5 years from 2027 to 2032.

•	The Company announced a name change from “Tanzanian Gold Corporation” to “TRX Gold Corporation” which was approved by way of special resolution at the Company’s annual general and special meeting of shareholders held on February 25, 2022. The name change better reflects the great strides that the Company has made over the last 18 months as evidenced by the record operating and financial results achieved in Q3 2022.

Q3 Operational and Financial Details

Mining and Processing

•	Buckreef Gold reported zero lost time to injuries and had no confirmed COVID-19 related cases at site in Q3 2022. For the nine month period ended May 31, 2022, including contractors, Buckreef Gold recorded a safety incident frequency rate of 0 (per million hours). The Company’s two main contractors FEMA Mining and STAMICO Drilling also recorded a safety incident frequency rate of 0 (per million hours).

•	In Q3 2022, Buckreef Gold successfully completed the first full quarter operating Phase 1 of the 1,000+ tpd processing plant at nameplate capacity of 360 tpd. The expanded processing plant construction was completed in line with the scheduled completion date of September/October 2021 at a capital cost of US$1.6 million, within guidance. In-house construction was completed by the Buckreef Gold and TRX Gold teams in conjunction with key consultants/contractors, including: (i) Ausenco; (ii) Solo Resources; and (iii) CSI Energy Group.

•	During Q3 2022, Buckreef Gold poured 2,733 ounces of gold and sold 3,033 ounces of gold, both quarterly records for the Company. Record sales have resulted in positive operating cash flow at Buckreef Gold for the second consecutive quarter. The 360 tpd processing plant achieved the following in Q3 2022: (i) average throughput of 378 tpd; (ii) plant availability of 93%; and (iii) average recovery rate of 91% with consistent tailings grade, regardless of head grade.

•	Total ore mined in Q3 2022 increased to 55 thousand tonnes (“kt”) from 47 kt in Q2 2022. In Q3 2022 the strip ratio was 4.4 (waste:ore tonnes) and on a ‘project to date’ basis is 4.5 (waste:ore tonnes). Mining activity during the quarter has continued to build up a significant inventory of mined material on the ROM pad.

•	As at May 31 2022, the run-of-mine (“ROM”) pad contained 81,867 tonnes at 1.37 g/t with an estimated 3,613 ounces of gold. A further stockpile of crushed mill feed of 8,439 tonnes at 3.38 g/t containing an estimated 917 ounces of gold has been accumulated between the crusher and mill. The increased stockpile balance provides support for the Company to meet its production guidance in the upcoming quarters.

•	During Q3 2022 the site team finalized the planning for construction for the next phase of the tailings storage facility (TSF-2 raise) and the permit to advance construction is anticipated in calendar Q3 2022 at an estimated capital cost of $0.4 million. The liner material has been purchased and is in transit to site and construction is expected to commence in calendar Q3 2022. Planning for the third phase of the tailings storage facility (TSF-3) is underway and geotechnical work has commenced. Construction of TSF-3 is expected to commence in calendar Q3/Q4 2022 at an estimated capital cost of $0.8 million. Combined, with TSF-2, this new TSF capacity is expected to provide an additional two years of storage.

•	In calendar Q4 2022 work will commence on the final road alignment around the SML which will enable full life of mine access to the Main Zone. The estimated capital cost of this road alignment is approximately $0.8 million.

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Management’s Discussion and Analysis May 31, 2022

1,000+ TPD Plant Construction Progress

•	During Q3 2022 Buckreef Gold continued to advance construction of a 1,000+ tpd processing plant while simultaneously operating the 360 tpd processing plant. During and subsequent to the quarter, significant progress was made including completion of earthworks, construction of the tank line 3 foundation and bund wall. Concurrently, steel for the tanks was fabricated at a local workshop in Mwanza and transported to site for tank construction. To date, five (5) tanks were constructed to final height and welding continues to progress on schedule. The remaining two (2) tanks were stacked in the first week of July. Additionally, significant progress was made on installation of the tanks’ internal components, including launders, baffles, tailings discharge, carbon screen and trash screen. Fabrication has also commenced on the conveyors required by the crushing system and plant.

•	The ball mill foundations and plinths have been completed and cured. The bund wall surrounding the ball mills is now approximately 75% complete. CSI Energy have been contracted to perform mechanical installation of the ball mills and various electrical works throughout the project. All long-lead orders have been procured and are being delivered to site on schedule as provided by the manufacturers.

•	The targeted completion date of the 1,000+ tpd processing plant continues to be calendar Q3 2022 and the larger processing plant is expected to produce 15,000 – 20,000 oz of gold per year based on the initial mine plan and grade profile, which was developed in conjunction with SGS Canada Inc. (“SGSC”). This initial mine plan incorporates approximately 10% of the resources in the Buckreef Main Zone. The Company continues to budget capital expenditures for the expanded 1,000+ tpd processing plant of approximately $4.0 million. To date, excluding VAT, approximately $2.2 million of the total project capital expenditures have been incurred.

Exploration

•	Buckreef Gold confirmed an extension of the Buckreef Main Zone by 250 meters (16% increase in the strike length of the Buckreef Main Zone to 1.8 kilometers) and reported positive assay results from the northeast step-out drilling program on the Buckreef Gold Main Zone.

•	The results are positive and significant for the Company as they demonstrate: (i) good width and grade of mineralization consistent with the Buckreef Main Zone; (ii) successful step-out extending the strike length of known mineralization; (iii) gold mineralization open to NE and at depths to 250-300m, again consistent with the Buckreef Main Zone; and (iv) the immense opportunity to generate and drill significant exploration targets to expand the scale and scope of the Buckreef Gold project.

•	Buckreef Gold added an additional drill rig to expand the exploration program and, to date, has drilled 21 holes representing over 7,415 meters in the northeast extension of Buckreef Main Zone.

•	Buckreef Gold has finalized the planning for a 10,000 meter (approximate) infill and extension drill program to: (i) upgrade Mineral Resources currently in the inferred category in Buckreef Gold Main Zone, and (ii) commence infill drilling at Buckreef West. This program has commenced and it is the Company’s intention to begin exploration drilling at the newly discovered Anfield Zone and extend the Eastern Porphyry Zone this year.

•	Following completion of infill drilling at the Buckreef South pit area the Company has planned additional drilling to test for extension of gold mineralization to the southwest beyond the existing Mineral Resources. Drilling in this area commenced in June 2022.

•	TRX Gold believes the property and immediate surrounding area to be highly prospective for economic gold mineralization. Within the last year the Anfield Zone was discovered. The Anfield Zone lies ‘on-trend’ between a historical mineral resource (the Eastern Porphyry) and an adjacent mining facility with nearly 3km of untested shear zone located 500 meters to the east of the Buckreef Main Zone. High grade fresh rock samples were retrieved from an artisanal mine shaft. Geological assessment of the property and adjacent leases continues and will continue to pick up pace throughout 2022.

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Management’s Discussion and Analysis May 31, 2022

Sulphide Development Project

•	The Sulphide Development Project, in which the ‘sulphide ore’ encompasses approximately 90% of the Buckreef Main Zone’s 2.0 MT Measured and Indicated Mineral Resources, is a key value driver for the Company. Unlocking this value is an important objective for the Company. The Sulphide Development Project will evaluate the options for a high return large scale project. It is the goal of the Company to exceed the metrics outlined in the Technical Report, including annual production and strip ratio. We continue to work with our principal consultants on advancing the Sulphide Development Project.

•	Buckreef Gold has commenced the long-lead items for de-risking the Sulphide Development Project, including: (i) geotechnical characterization to determine the ultimate pit slopes of the 2 km long open pit. This work commenced in Q2 2022 with consultants SGSC and Terrane Geoscience; and (ii) the variability metallurgical study for the first 5-7 years of potential production of the Sulphide Development Project. To date a total of 19 metallurgical holes (2,367 meters) have been completed along the entire strike of the Buckreef Main deposit, these holes have been logged and are in preparation for shipment for metallurgical testing. A request for proposal (“RFP”) for this study has been submitted to various laboratories and this process is expected to be completed in the near future.

•	The Company, in conjunction with Ausenco, has finalized locations for the Sulphide Processing Plant, Dry Stack Tailings Facility, Waste Rock Piles and other infrastructure. All locations are subject to successful ‘condemnation drilling.’

•	The exploration drilling program will also focus on infill drilling at Buckreef West, inferred mineral resources and strike extensions, both to the northeast and southwest of the Main Zone which if successful, has the potential to increase tonnes to the indicated mineral resource category.

Environmental, Social and Corporate Governance (“ESG”)

•	The Company is committed to working to the highest ESG standards and has initiated several programs, while continuing to develop a broader framework and policies. There were no reportable environmental or community related incidents during the third quarter. Buckreef Gold continues to expand its ESG program, successfully partnering with the Geita District and Regional Commissioners on school, water and health projects.

•	Buckreef Gold continues to work with the Geita District Council and local wards to collaboratively identify key programs that focus on short to long term educational needs, which in turn is aligned with Buckreef Gold’s local hiring practices and includes Science, Technology, Engineering and Mathematics (STEM) and gender goals.

•	A Memorandum of Understanding (“MoU”) was signed in Q2 2022 between Buckreef and Geita District Council to provide support around education in the wards of Lwamgasa, Kaseme, Busanda and Bugulula. These wards are host wards for the mine site and a total of 321M Tanzania Shillings (approximately US$ 138 thousand) has been committed by Buckreef for 2022 to support priority areas as agreed with the District Council.

•	As part of this MoU, in Q3 2022 the Company completed construction of a multi-purpose laboratory at the Isingiro secondary school (Lwamgasa Ward), three new classrooms at the Tembo primary school (Bugulula Ward), walkways at the Kasota Health Center (Kaseme Ward) and commenced construction on an Outpatient Building (Busanda Ward).

•	Buckreef Gold’s operations: (i) are connected to the Tanzanian national electricity grid and utilize grid power which is significantly and increasingly sourced from hydroelectric facilities in Tanzania; (ii) recycle all water used in its operations; (iii) do not discharge water from its operations; (iv) workforce are 100% Tanzanian citizens; (v) development and building activities are focused on maximizing local content; (vi) exhibit a ‘100 mile diet’ by procuring all food locally; and (vii) sulphide development is expected to utilize dry stack tailings.

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Management’s Discussion and Analysis May 31, 2022

•	The Company supports local procurement in all activities by first sourcing within the immediate wards, then out to district, region and nation. Only those items or services not available in Tanzania are purchased externally, first prioritizing East Africa, Africa, then globally.

•	The Company will continue to develop a broader ESG program and identify its contribution to the UN Sustainable Development Goals (SDGs) over the course of calendar 2022.

Financial

•	Gold ounces poured in the quarter were 2,733 ounces – a quarterly production record for Buckreef Gold. Gold ounces sold were 3,033 ounces at an average realized price[1] of US$1,890 per ounce.

•	Q3 2022 record production and sales have resulted in the Company being operating cash flow positive, the second consecutive quarter in the Company’s history. This positive trajectory is expected to continue in Q4 2022.

•	Following record sales during Q3 2022, the Company recognized revenue of $5.7 million, cost of sales of $1.5 million and cash costs[1] of $508 per ounce, generating strong gross profit of $4.2 million (73% gross profit margin), record quarterly net income attributable to common shareholders of $2.0 million and operating cash flow of $2.0 million.

•	As at May 31, 2022, the Company had cash of $10.5 million and net working capital of $4.5 million. After adjusting for $3.4 million in derivative liabilities which will only be settled by issuing equity of the Company, working capital on an adjusted basis was $7.9 million.

•	As the Company advances and the production profile expands, management continually evaluates its liquidity requirements and available sources of financing including but not limited to: (i) cash flow from operations; (ii) corporate debt; (iii) project specific debt; (iv) off-take financing; and (v) equity financing. The Company will be prudent in how it capitalizes the Company over the short, medium and long-term with shareholder value being an overarching consideration.

Other

•	During 2021, TRX Gold through Buckreef Gold hired a surveying consultant (Property Matrix Company Limited) to commence the land compensation process required under Tanzanian mining law. The land compensation process has been fully accrued in the Company’s financial statements and as of May 31, 2022, approximately 98% of project affected persons have been paid representing 96% of the overall dollar amount. This process is expected to be completed prior to the Company’s fiscal year-end.

•	In Q3 2022, Buckreef Gold was granted an extension to the renewal date for the Special Mining License (SML 04/92). The Company received a certificate for Renewal of Special Mining License (SML) from the Mining Commission, a division of the Ministry of Minerals of the United Republic of Tanzania. The Special Mining License renewal period for Buckreef Gold has now been extended by an additional 5 years from 2027 to 2032. Under the Tanzanian Mining Act, a SML confers on the holder the exclusive right to carry out mining operations and to prospect (within the SML) for minerals as specified in the license. The duration of the Special Mining License covers the estimated life of mine, with specified renewals over that period. The Company anticipates the life of mine will extend significantly beyond 2032, and therefore the Company will apply to renew the SML prior to the renewal date, in accordance with the requirements under the Tanzanian Mining Act.

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Management’s Discussion and Analysis May 31, 2022

Operational Overview

The Buckreef Gold Project

The Company is focused on the Buckreef Gold Project located in the Geita District of the Geita Region south of Lake Victoria, approximately 110 km southwest of the City of Mwanza, Tanzania (Figure 1). The Buckreef Gold Project area can be accessed by ferry across Smiths Sound, via a paved national road and, thereafter, via well maintained unpaved regional roads. The Buckreef Gold Project comprises five prospects, namely Buckreef, Bingwa, Tembo, Eastern Porphyry and Anfield. The Buckreef Gold Project itself encompasses three main mineralized zones: Buckreef South, Buckreef Main and Buckreef North. The Buckreef Gold Project is fully licensed for mining and the extraction of gold.

The Buckreef Gold Project Mineral Resources as of May 15, 2020, are as follows:

	Measured			Indicated			Inferred			Total (Measured + Indicated)
	Tonnes	Grade	Au	Tonnes	Grade	Au	Tonnes	Grade	Au	Tonnes	Grade	Au
Area	MT	g/t	Oz	MT	g/t	Oz	MT	g/t	Oz	MT	g/t	Oz
Buckreef	19.98	1.99	1,281,160	15.89	1.48	755,120	17.82	1.11	635,540	35.88	1.77	2,036,280
Eastern Porphyry	0.09	1.20	3,366	1.02	1.17	38,339	1.24	1.39	55,380	1.10	1.18	41,705
Tembo	0.02	0.99	531	0.19	1.77	10,518	0.27	1.92	16,461	0.20	1.70	11,048
Bingwa	0.90	2.84	82,145	0.49	1.48	23,331	0.22	1.49	10,541	1.39	2.36	105,477
Total	20.99	2.03	1,367,202	17.59	1.46	827,308	19.55	1.14	717,922	38.57	1.77	2,194,510

Note: Main Zone at 0.4g/t cut-off, and Eastern Porphyry, Bingwa and Tembo at 0.5 g/t cut-off

Mineral Resources inclusive of Mineral Reserves

Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability

All resources below 540mRL classified as inferred

Estimates over variable widths of 2 to 40m

Bulk Density ranges 2.0g/cm3 to 2.8g/cm3

55% attributable to the Company

Effective Date: May 15, 2020

Mineral Reserves remained as of the May 15, 2020 Technical Report and are tabulated below.

Buckreef Reserves	Tonnes	Grade	In Situ Gold Content
	(Mt)	Au (g/t)	Kg	oz
Proven-Stockpile	119,726	1.86	223	7,160
Proven	9,352,183	1.72	16,092	517,358
Probable	9,730,764	1.36	13,265	426,492
Mineral Reserves	19,202,673	1.54	29,580	951,010

1) Mineral Reserves is inclusive of Mineral Reserve shapes, mining recovery, mining dilution and open pit preproduction development costs. Mineral Reserve estimate includes dilution.
2) Mineral Reserve was estimated using NI 43-101F compliant Standards on Mineral Resources and Reserves, Definitions.
3) Contained metal may differ due to rounding.

Mineral Resource and Reserve Statements

The Company did not conduct any new work that would warrant material changes in the previously reported Mineral Resource and Mineral Reserve statements during this reporting period.

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Management’s Discussion and Analysis May 31, 2022

Figure 1: Location of Buckreef Gold Project Licences on Lake Victoria Greenstone Belt

Lake Victoria
N
2°30'S
3°00'S
3°30'S
4°00'S
31°30'E
32°00'E
32°30'E
33°00'E
33°30'E
GEITA
Geita
RWAMAGAZA
Tulawaka
BUCKREEF PROJECT
Kitongo
Bulyanhulu
Golden Ridge
SUKUMALAND
Nyakafuru
SHINYANGA-MALITA
Myabi
Chocolate Reef
NZEGA
Golden Pride
0 Scale 25km
LEGEND
Cenozoic
Mbuga-Clay - Alluvial deposits from Holocene and fossil streams and lake deposits of Proto-Lake Tanganyika
Proterozoic
Bukuban System, undifferentiated (siliceous siltstone and buff shale, intruded by basic sills; conglomerate, gritstone, quartzite, ferruginous sandstone; on the pediment plain usually bleached
Archean Greenstone Belt
Nyanzian system, including:-
- Flyschoid sediments and metamorphic equivalents (greywacke and shale; slate and schist)
- Acidic volcanics (rhyolite, dacite and associated tuff)
- Basic volcanics and metamorphic greenshcists (tholeite basalt, amphibolite, horn blende and chlorite schist)- Banded Ironstone Formation (BIF) (prominent crests and ridges) interbedded with shale
- Migmatite facies
Granitoid Shield
Granite / Gneiss complex undifferentiated including K-rich late kinematic Nyanzian intrusives
Active Gold Mines
Prospecting Licences
GEITA Greenstone Belts
N
TANZANIA

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Management’s Discussion and Analysis May 31, 2022

Processing Plant and Operations

In Q3 2022, Buckreef Gold successfully completed the first full quarter operating Phase 1 of the 1,000+ tpd processing plant at its nameplate capacity of 360 tpd.

Select operating, financial and stockpile information follows below:

Select Operating and Financial Data

	Unit	Three months ended May 31, 2022	Three months ended February 28, 2022
Operating Data
Ore Mined	k tonnes	55	47
Waste Mined	k tonnes	244	109
Total Mined	k tonnes	299	156
Strip Ratio	w:o	4.4	2.3
Mining Rate	tpd	3,250	1,734
Mining Cost (Variable)	US$/t	$2.84	$3.07
Plant Ore Milled	k tonnes	34.8	25.8
Head Grade	g/t	2.67	2.88
Plant Utilization	%	93	92
Plant Recovery Rate	%	91	90
Processing Cost (Fixed)	US$ ('000s)	$159	$151
Processing Cost (Variable)	US$/t	$14.15	$15.59
Plant Mill Throughput	tpd	378	286
Gold Ounces Poured	oz	2,733	2,132
Gold Ounces Sold	oz	3,033	1,812
Financial Data
Revenue[1]	$ ('000s)	5,732	3,334
Gross Profit	$ ('000s)	4,190	1,891
Net income (loss)	$/share	0.01	(0.01)
Operating Cash Flow	$ ('000s)	2,011	1,544
Average Realized Price[2]	$/oz	1,890	1,840
Cash Costs[2]	$/oz	508	796

[1] Revenue includes immaterial amounts from the sale of by-product silver and copper.
[2] Refer to the "Non-IFRS Performance Measure" section.

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Management’s Discussion and Analysis May 31, 2022

Operations Discussion

Gold Production and Sales

During Q3 2022, Buckreef Gold poured 2,733 ounces of gold and sold 3,033 ounces of gold, both new quarterly records for the Company. The record production and sales has resulted in positive operating cash flow at Buckreef Gold and TRX Gold for the second consecutive quarter.

Mining

Total ore mined in Q3 2022 increased to 55 thousand tonnes (kt) from 47 kt in Q2 2022. In Q3 2022 the strip ratio was 4.4 (waste:ore tonnes) and on a ‘project to date’ basis is 4.5 (waste:ore tonnes). During Q3 2022 Buckreef continued to build up a significant inventory of mined material.

Mining costs per tonne (variable) primarily reflect contractor mining costs following the hiring of FEMA in Q1 2022 on a two-year contract to mine ore, waste and to construct the TSF at Buckreef Gold. Mining costs per tonne (variable) of $2.84 in Q3 2022 were lower as compared to Q2 2022 ($3.07) primarily due to the impact of higher tonnes mined on the fixed portion of the mining contractor management fee, combined with usage of a more efficient portable rock breaker for rock fragmentation during the quarter in place of contractor blasting activity.

Processing

The 360 tpd processing plant operated at nameplate capacity in Q3 2022 and achieved the following statistics: (i) average throughput of 378 tpd; (ii) plant availability of 93%; and (iii) average recovery rate of 91% with consistent tailings grade, regardless of head grade.

Processing costs per tonne (variable) of $14.15 in Q3 2022 reflected a decrease relative to Q2 2022 ($15.59) primarily due to greater efficiency of grinding media and chemical consumption in Q3 2022.

Stockpile, Gold in Circuit (GIC) and Finished Goods Inventory

At the end of May 2022, Buckreef Gold reported the following stockpile statistics: (i) the ROM pad contained 81,867 tonnes at 1.37 g/t with an estimated 3,613 ounces of gold; and (ii) crushed mill feed of 8,439 tonnes at 3.38 g/t containing an estimated 917 ounces of gold. As at May 31, 2022, Buckreef Gold also had 539 ounces of gold in circuit, reflecting a buildup of metal inventory in the CIL tanks which will be processed in Q4 2022. The significant stockpile and GIC balance at Q3 2022 provide support for the Company to meet its production guidance in the upcoming quarters.

11

Management’s Discussion and Analysis May 31, 2022

A summary of the stockpile statistics is contained in the table below:

Table: RoM Stockpile Summary (as at 31 May 2022)
Summary RoM Stockpile	Volume (m3)	Tonnes	Grade (g/t Au)	Metal (oz)
High Grade	2,406	6,587	3.54	750
Medium Grade	22,259	40,186	1.58	2,042
Low Grade	20,405	35,093	0.76	820
Total (RoM)	45,070	81,867	1.37	3,613
Crushed	3,038	8,439	3.38	917
Total	48,108	90,306	1.56	4,530

12

Management’s Discussion and Analysis May 31, 2022

Figure 2: Buckreef Gold Mine Oxide Mineral Reserve Starter Pit (View to the Northeast, May 2022)

Figure 3: CIL Tank Construction at 1,000 tpd Plant at Buckreef Gold Mine (July 2022)

13

Management’s Discussion and Analysis May 31, 2022

Figure 4: Buckreef Gold Expanded 360 TPD Processing Plant Integrated With 120 TPD Processing Plant (Q3 2022)

Figure 5: Buckreef Gold Drill Rig in Northeast Extension (Q3 2022)

14

Management’s Discussion and Analysis May 31, 2022

Exploration & Mineral Resources

TRX Gold and Buckreef Gold continue to evaluate the full potential of the Buckreef Gold property and identify opportunities for the discovery of additional mineral resources and their conversion to mineral reserves. Successful exploration will also provide greater production flexibility and growth. To achieve this goal the Company, in conjunction with Buckreef Gold, has:

•	Re-evaluated the Buckreef Main Zone for strike extensions, off-shoot splays, and at depth potential. The deposit is open in all directions (See Figure 6). To date the Company has tested the NE Extension and successfully identified gold mineralization over an additional 250 m;

•	Drilled the Buckreef West target, a splay off the Buckreef Main Zone, with positive drill results and further follow-up drilling will occur in 2022. Buckreef West has the potential to add additional resources to the oxide and sulphide mine plans (see Figure 7);

•	In 2021 the Company discovered the Anfield Zone, a parallel structure 500 meters to the east of the Buckreef Main Zone and with evidence of an additional 3 km of shear zone target (See Figure 7). Initial grab sample results have been high-grade, including three samples grading 37.52 g/t, 28.55 g/t and 14.42 g/t respectively;

•	Following completion of infill drilling at the Buckreef South pit area the Company has planned additional drilling to test for extension of gold mineralization to the southwest beyond the existing Mineral Resources. Drilling in this area commenced in June 2022; and

•	Evaluated and identified numerous other targets at Buckreef Gold, which form part of an exploration pipeline or ‘Exploration Triangle’ at the Buckreef Gold Project.

Buckreef Gold Main Zone Drilling Results and Interpretation

The Buckreef Main Zone has been re-evaluated and exploration targets to expand the zone have been identified. Results to date evidence a vertically extensive shear zone extending nearly 2 km on strike in a northeast, southwest trend. The deposit is open along strike and at depth. Analysis of drill hole intersections and the mineral resource block model indicates that higher grade shoots exist within the deposit and that these are of sufficient width and grade to be of interest for future underground mining. Should this be the case the deposit may have a significantly extended Life of Mine.

The significant mineralized intercepts of the Buckreef Main Zone are as shown in the Figure 6. It is evident that the deposit remains open on trend to the northeast and southwest. As noted, the Company has initiated a drill program, specifically to explore potential mineralization extensions to the NE and SW and to upgrade Inferred Mineral Resources.

Buckreef Gold – Fiscal 2022 Exploration to Date

Buckreef Gold confirmed an extension of the Buckreef Main Zone by 250 meters (m) (16% increase in the strike length of the Buckreef Main Zone to 1.8 kilometers) and reported positive assay results from the northeast step-out drilling program on the Buckreef Gold Main Zone.

The results are positive and significant for the Company as they demonstrate: (i) good width and grade of mineralization consistent with the Buckreef Main Zone; (ii) successful step-out extending the strike length of known mineralization; (iii) gold mineralization open to NE and at depths to 250-300m, again consistent with the Buckreef Main Zone; and (iv) the immense opportunity to generate and drill significant exploration targets to expand the scale and scope of the Buckreef Gold project.

15

Management’s Discussion and Analysis May 31, 2022

Highlights include:

•	Select intercepts:

▪	Hole BMDD233 intersected 19.5m grading @ 2.35 g/t Au from 203.0m, including: (i) 6.0m grading @ 6.27 g/t Au at 215.0m; and (ii) 39.4m grading @ 2.19 g/t from 361.9m.

▪	Hole BMDD228 intersected 25.5m grading @ 1.01 g/t Au from 348.5m; and

▪	Hole BMDD236 intersected 28.0m grading @ 3.27 g/t Au from 299.0m, including 7.05m grading @ 7.22 g/t Au at 300.0m.

•	Extension of Buckreef Main Zone by 250m: Expansion of gold mineralization by 250m (16% increase in the strike length of the Buckreef Main Zone to 1.8kms) on the Buckreef Gold deposit which already contains over 2.0 million ounces of gold in the Measured and Indicated Mineral Resources in the Buckreef Main Zone. The Buckreef Main Zone continues to be open further to the NE and extending to the Buckreef Special Mining License boundary (see Figures 8, 9 & 10). Results to date from the drill program are tabulated below in Table 1.1.

•	Expansion of Exploration Program: Buckreef Gold has drilled 21 holes to date representing over 7,415 meters in the NE extension of Buckreef Main Zone and has added an additional drill rig to expand the exploration program. Buckreef Gold has finalized the planning for an additional 10,000m (approximate) infill and extension drill program to: (i) upgrade Mineral Resources currently in the Inferred category in Buckreef Gold Main Zone, and (ii) commence infill drilling at Buckreef West. This program has commenced and it is the Company’s intention to begin exploration drilling at the newly discovered Anfield Zone and extend the Eastern Porphyry Zone this year. This exploration program combined with the extension of the Buckreef Main Zone is expected to expand the scope and scale of the Buckreef Gold project.

Table 1.1: Buckreef Main Zone Northeast Extension (NEE) Assay Results3

North East Extension Prospect Assay Results
Hole ID	Hole Type	Drill Holes Location					Sample Depth		Width (m)	Assay Grade (g/t)	Lithology	Comment
		Easting (m)	Northing (m)	RL (m)	Azimuth	Dip	From (m)	To (m)
BMDD228	DD	391440.5	9658844.7	1222.2	126	-58	307.60	310.60	3.00	3.85	Msz	Shear zone with Mild alteration
							337.50	363.00	25.50	1.01		Shear zone with Mild alteration
BMDD231	DD	391496.5	9658894.2	1219.7	126	-60	348.50	351.61	3.11	3.10	Msz	Mineralised shear zone
							349.79	350.79	1.00	7.08	Msz	Mineralised shear zone
							373.14	376.25	3.11	2.21	Msz	Mineralised shear zone

BMDD232	DD	391538.0	9658925.8	1223.2	126	-62	103.86	108.85	4.99	1.10	Msz	Shear zone with mild alteration
							130.07	137.29	7.22	0.87	Msz	Shear zone with mild alteration
							143.47	152.12	8.65	0.50	Msz	Shear zone with mild alteration
							187.06	192.18	5.12	0.53	Msz	Shear zone with mild alteration

BMDD233	DD	391504.7	9658948.2	1226.0	126	-65	17.92	23.00	5.08	0.72	Msz	Shear zone with mild alteration
							193.00	195.89	2.89	1.35	Msz	Mineralised shear zone
							203.00	222.52	19.52	2.35	Msz	Shear zone with strong alteration
							215.09	221.13	6.04	6.27	Msz	Shear zone with strong alteration
							361.89	401.26	39.37	2.19	Msz	Mineralised shear zone

BMDD234	DD	391485.0	9659021.0	1229.0	126	-63	326.21	331.80	5.59	0.47	Msz	Shear zone with mild alteration
BMDD235	DD	391543.0	9658995.0	1222.0	126	-63	140.20	144.70	4.50	0.58	Msz	Mineralised shear zone

BMDD236	DD	391548.0	9659036.0	1228.0	126	-62	299.00	327.00	28.00	3.27	Msz	Shear zone with strong alteration
							300.00	307.05	7.05	7.22	Msz	Shear zone with strong alteration

16

Management’s Discussion and Analysis May 31, 2022

Figure 6: Long section of Buckreef Main Zone (View to the West) Showing 1 Meter Composite Values and Technical Report Pit Outline. The Area of Current Exploration to the NE of the Main Zone is Highlighted

Figure 7: NE Buckreef Main Zone Exploration Target Highlighted and in Relation to the Anfield Zone

17

Management’s Discussion and Analysis May 31, 2022

Figure 8: Map Showing Mineralization Extension and Location of Drill Results at Buckreef Main Zone Northeast Extension (Drone Base Image Date – May 2021. Oxide Pit outline as of April 2022)

N
BMDD236
28m @ 3.27g/t Au from 297m
incl. 7m @ 7.23g/t Au from 300m
Open
BMDD232
4.99m @ 1.1g/t Au from 307.60m,
7.22m @ 0.87g/t Au from 130.07m,
8.85m @ 0.5g/t Au from 143.47m,
5.12m @ 0.53g/t Au from 187.06m
BMDD228
18m @ 1.26g/t Au from 337.60m
L30
L28
L26
BMDD233
19.52m @ 2.35g/t Au from 203m
incl. 6m @ 6.27g/t Au from 215.00m
BMDD231
3.11m @ 3.10g/t Au from 348.5m,
1m @ 7.06g/t Au from 349.79m,
3.11m @ 2.11g/t Au from 373.14m
Buckreef West
Oxide Pit Boundary
Eastern Porphyry
LEGEND
Significant Intercept by g/t Au
5 to 62
2 to 5
1 to 2
0.6 to 1
0.3 to 0.6
Section Lines
SML Boundary
Line Refference to Greenstone belt
High Grade Zone
Broad Mineralized Zone
BUCKREEF GOLD COMPANY LIMITED
NORTH EAST EXTENSION SIGNIFICANT INTERCEPT MAP
Author: LB
Drawing: JM
Scale: 1:8,000
0 50 100 200
metres

18

Management’s Discussion and Analysis May 31, 2022

Figure 9: Section 30 – Looking to North-East

Figure 10: Section 28 – Looking to North-East

19

Management’s Discussion and Analysis May 31, 2022

Sulphide Development Project – Preliminary Metallurgical Results and Ongoing Work

During fiscal Q2 2022, the Company working with Ausenco, revised and elaborated the RFP process and refined technical requirements, including studies for dry stack tailing parameters. In the prior quarter the Company had identified a number of laboratories to complete this work to undertake the metallurgical variability phase for Buckreef Gold which will encompass the first 5-7 years of production from the sulphide operation at Buckreef Gold. This study will build on the prior work of SGSC on deeper parts of the mineral resource and data gathered during processing of the oxide, transitional mineral reserve.

SGS Lakefield was retained to complete initial metallurgical test work at their Lakefield, Ontario facility on the sulphide component of the mineral resource, this work was completed in 2021. As part of the initial (2021) study, three diamond core samples taken from the fresh rock (‘sulphide’ mineral resource) of the Buckreef Gold deposit were submitted to SGS Lakefield for the study.

The study highlights include:

•	The following intercepts and gold recoveries have been confirmed in the report:

✓	MC01: 0.54 g/t Au over 78.88 meters – 94.1%
✓	MC02: 19.4 g/t Au over 27.99 meters – 95.4%
✓	MC03: 1.71 g/t Au over 52.53 meters – 85.3%

•	A straightforward flowsheet consisting of:

✓	Primary grinding to P80 = ~100-150 µm
✓	Rougher flotation
✓	Regrind of the rougher concentrate to ~15-20 µm (P80)
✓	Cyanide leaching of the reground flotation concentrate
✓	Cyanide leaching of the flotation tailing

•	No refractory association of gold with arsenic sulphide was detected;

•	The samples tested did not exhibit any preg-robbing or other refractory characteristics;

•	Clean tailings, high probability of mine tailings not being acid generating, confirming the approach of dry stack tailings going forward; and

•	Further opportunities to improve gold extraction from MC03 have been identified through diagnostic leach testing.

20

Management’s Discussion and Analysis May 31, 2022

In 2020, three diamond drill holes were completed for the purposes of initial, modern era metallurgical test work. Diamond drill hole details are tabulated below:

Hole ID	Hole Type	Composite	Drill Holes Location					Sample Depth		Width (m)	Grade (g/t)	Recovery %	Comment
		ID	Easting (m)	Northing (m)	RL (m)	Azimuth	Dip	From (m)	To (m)
BMMT001	DD	MC01	391562.00	9658608.00	1220.00	303	-72	77.50	156.80	78.88	0.54	94.1	Partial to completely altered mineralised shear zone
													5% quartz veining
BMMT002	DD	MC02	391320.00	9658036.00	1223.00	307	-69	239.9	267.89	27.99	19.4	95.4	Partial to completely altered mineralised shear zone

BMMT003	DD	MC03	391593.00	9658358.00	1217.00	310	-63	222.81	275.34	52.53	1.71	85.3	Partial to completely altered mineralised shear zone
													with minor graphitic altered fractutured surfaces

The sample chain of custody was managed by SGS Tanzania team, as per local sample export regulations. Reported results are from composite diamond drilled core samples. Intervals of core for metallurgical testwork analyzed are full HQ core size. Diamond drilled core has been a HQ size and recoveries are consistently 100% across all drill holes intercept reported.

Sampling and analytical procedures are subject to a comprehensive quality assurance and quality control program. The QAQC program involves insertion of duplicate samples, blanks and certified reference materials in the sample stream. Gold analyses are performed by screened metallics assaying protocols.

Interval represents drilled length in meters, and not true width

Sample Preparation and analysis are performed by independent SGS (Lakefield) Laboratory, Ontario, Canada

The samples were extracted as fresh drill core from areas/zones with known lithologies from within the current project’s open pit limit. The samples were selected by TRX Gold and confirmed by the SGS geological services group that worked together doing the metallurgical sample selection. The investigation included ore characterization, comminution, mineralogy, head analyses, and potential for gold preg-robbing, and evaluated the amenability of the three samples to two primary processing flowsheet options, that incorporate comminution (crushing and grinding), gravity separation, flotation and cyanidation unit operations.

Metallurgical testing for the sulphide development project has moved to variability testing of the first 5-7 years of production and will continue throughout 2022 including tailing characteristics for dry stack tailings. Geotechnical and groundwater work will continue on identified areas (i.e. plant, tailings, waste rock storage facility). To date, a total of 19 holes (2,367 meters) have been completed for the metallurgical program. These metallurgical sample holes have been logged and are in preparation for shipment. Similar to the initial metallurgical test work, the samples will be analyzed for:

•	Overall gold recoveries;
•	Process design to achieve those recoveries (grindability, retention times, straight CIL or flotation/regrind);
•	Any pregnant solution robbing or refractory mineralogy;
•	Acid Mine Drainage (if any) characteristics; and
•	Dry stack tailings characteristics.

An RFP for this study has been submitted to various laboratories during Q3 2022 and the RFP process is well underway.

21

Management’s Discussion and Analysis May 31, 2022

Quarterly Financial Highlights

For the three months ended May 31, 2022, Buckreef Gold produced and sold 2,733 and 3,033 ounces of gold, respectively – both quarterly records for the Company.

Effective for the three months ended February 28, 2022 the Company early adopted the IAS 16, Property Plant and Equipment (PP&E) amendment which prohibits the deduction from the cost of PP&E any proceeds received from the sales produced while bringing the asset to the condition intended by management. Instead, the Company recognizes the proceeds from the sale of such items, and the cost of producing those items in the Statements of Earnings and Comprehensive Income (Loss).

Following early adoption of IAS 16, the Company recognized revenue on the Statements of Earnings and Comprehensive Income (Loss) of $5.7 million for the three months ended May 31, 2022 ($9.1 million for the nine months ended May 31, 2022).

Cost of sales, which includes production costs, royalties and depreciation, was $1.5 million generating a strong gross profit margin of $4.2 million or 73% during Q3 2022 and net earnings attributable to shareholders of $2.0 million.

The quarterly sales record (3,033 ounces) generated positive operating cash flow of $2.0 million in Q3 2022 – the second consecutive quarter of positive operating cash flow in the Company’s history. Positive operating cash flow will be used to help fund value creating activities, including exploration and the sulphide development project.

At May 31, 2022 the Company had a cash balance of $10.5 million and a working capital surplus of $7.9 million after adjusting for current liabilities which will only be settled by issuing equity.

Capital Expenditures

The Company incurred a total of $4.5 million in cash capital expenditures during the three months ended May 31, 2022. Net additions increased as the Company continued to invest in infrastructure and development for the Buckreef Gold property during the quarter. Net additions during Q3 2022 primarily included capital expenditures related to expansion of the processing plant to 1,000+ tonnes per day ($2 million), including costs related to completion of earthworks, construction of the tank line 3 foundation and bund wall, steel procurement, fabrication, construction and welding of the CIL tanks, procurement and installation of the tanks’ internal components, including launders, baffles, tailings discharge, carbon screen and trash screen and fabrication on the conveyors required by the crushing system and plant. Construction for the ball mill foundations and plinths have also been completed and cured and the bund wall surrounding the ball mills is now approximately 75% complete. Additionally, during the quarter the Company capitalized costs for development drilling related to the 10,000 meter diamond drill program with STAMICO ($1.3 million), pre-stripping mine development activity with FEMA ($0.3 million), TSF-3 design work ($0.2 million) and costs related to procurement of a new enterprise resource planning software tool at Buckreef Gold ($0.1 million).

22

Management’s Discussion and Analysis May 31, 2022

Selected Financial Information

The following information has been extracted from the Company’s unaudited consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”), for the three and nine months ended May 31, 2022 and the years ended August 31, 2021 and 2020.

$(000's)	As at and for the three months ended May 31, 2022	As at and for the nine months ended May 31, 2022	As at and for the year ended August 31, 2021	As at and for the year ended August 31, 2020
Net earnings (loss) and comprehensive income (loss) attributable to shareholders	1,971	(2,009)	(5,283)	(12,145)
Basic earnings (loss) per share	0.01	(0.01)	(0.02)	(0.07)
Diluted earnings (loss) per share	0.01	(0.01)	(0.02)	(0.07)
Total assets	65,639	65,639	56,518	38,139
Total long term financial liabilities	2,781	2,781	2,681	2,680

Financial Results

Three months ended May 31, 2022

	Three months ended
	May 31
	2022	2021
Revenue	$5,732	$-
Cost of sales	(1,542)	-
Gross profit	4,190	-
General and administrative expense	(2,518)	(2,089)
Financial instrument related cost and other	1,334	2,541
Reclamation expense	(12)	(62)
Loss on disposal of assets	(26)	(26)
Transaction costs on convertible debenture	-	(25)
Foreign exchange	333	(306)
Interest, net and other expense	(5)	-
Current income tax expense	(108)	-
Net earnings and comprehensive income	$3,188	$33
Net earnings (loss) and comprehensive income (loss) attributable to non-controlling interests	1,217	(483)
Net earnings (loss) and comprehensive income (loss) attributable to shareholders	1,971	516

Revenue

For the three months ended May 31, 2022, the Company recognized revenue of $5.7 million. Note that the financial statements for the comparable period do not present revenue, cost of sales or gross profit as Buckreef Gold early adopted the IAS 16 amendment as disclosed in the three and six months ended February 28, 2022 financial statements. Gold sales and related costs prior to that date were capitalized to exploration and evaluation assets and expenditures. During the period, the Company sold 3,033 ounces of gold at a realized price1 of $1,890 per ounce.

23

Management’s Discussion and Analysis May 31, 2022

Cost of sales

Cost of sales for the three months ended May 31, 2022 were $1.5 million and are comprised of production costs, (including mining, processing, site services and site general and administrative costs), royalties and depreciation. Assets are depreciated on a straight-line basis over their useful life, or depleted on a units-of-production basis over the reserves to which they relate. During the period, the Company recorded cash costs1 of $508 per ounce, below guidance, mainly due to a build-up of inventory stockpiles in Q3 2022 (28 kt), lower mining costs due to usage of a more efficient portable rock breaker for rock fragmentation during the quarter in place of contractor blasting activity, and lower processing costs due to more efficient consumption of grinding media and chemicals during the quarter.

General and administrative expense

During the three months ended May 31, 2022, the Company recorded general and administrative expense of $2.5 million compared to $2.1 million for the previous year comparable period. The increase in general and administrative expense was mainly due to an increase in Share Based Payments (2022 - $0.6 million, 2021 - $nil) related to the vesting of the common shares granted by the Company upon hiring key management personnel during the year ended August 31, 2021.

Financial instrument related cost and other

During the three months ended May 31, 2022, the Company had a financial instrument related gain of $1.3 million compared to a gain of $2.5 million in the prior year period due to a lower gain on revaluation of derivative warrant liabilities. The gain on revaluation of derivative warrant liabilities (Q3 2022 - $1.3 million gain, Q3 2021 - $2.5 million gain) was principally due to a decrease in the share price using the Black Scholes option pricing model (Q3 2022 - $0.34, Q3 2021 - $0.50).

Foreign Exchange

During the three months ended May 31, 2022, the Company had a foreign exchange gain of $0.3 million compared to a loss of $0.3 million in the prior year period. The variance compared to the prior period was primarily due to a depreciation of the Tanzanian Shilling relative to the US Dollar during Q3 2022.

Current income tax expense

Income tax expense is recognized based on management’s estimate of the weighted average annual income tax rate expected for the full financial year. During the three months ended May 31, 2022, the Company recorded net income at Buckreef Gold and recognized a current income tax payable of $0.1 million (May 31, 2021 - $nil) based on current Tanzanian statutory tax rates.

Net earnings (loss) and comprehensive earnings (loss) attributable to shareholders

The Company reported net earnings for the three month period ended May 31, 2022 of $2.0 million (basic and diluted earnings per share of $0.01, respectively), compared to net earnings of $0.5 million in the prior year period (basic and diluted earnings per share of $0.00, respectively).The increase in net income is primarily the result of an increase in gross profit of $4.2 million following sales of $5.7 million and cost of sales of $1.5 million during Q3 2022. This was partially offset by a lower gain on revaluation of derivative warrant liabilities in the current period versus the prior comparative period ($1.2 million), an increase in general and administrative expense related to an increase in share based payments ($0.4 million) and income tax expense of $0.1 million following recognition of net income at Buckreef Gold.

24

Management’s Discussion and Analysis May 31, 2022

Nine months ended May 31, 2022

	Nine months ended
	May 31
	2022	2021
Revenue	$9,066	$-
Cost of sales	(2,985)	-
Gross profit	6,081	-
General and administrative expense	(7,015)	(5,146)
Financial instrument related cost and other	1,115	4,634
Reclamation expense	(100)	(131)
Loss on disposal of assets	(26)	(26)
Transaction costs on convertible debenture	-	(708)
Foreign exchange	247	(383)
Interest, net and other expense	(15)	(6)
Current income tax expense	(259)	-
Net earnings (loss) and comprehensive income (loss)	$28	$(1,766)
Net earnings (loss) and comprehensive income (loss) attributable to non-controlling interests	2,037	(1,200)
Net loss and comprehensive loss attributable to shareholders	(2,009)	(566)

Revenue

Revenue for the nine months ended May 31, 2022 was $9.1 million following early adoption of the IAS 16 amendment in Q2 2022. Gold sales prior to Q2 2022 were capitalized to exploration and evaluation assets and expenditures. During the period, the Company sold 4,845 ounces of gold at a realized price1 of $1,871 per ounce.

Cost of sales

Cost of sales for the nine months ended May 31, 2022 were $3.0 million following early adoption of IAS 16 in Q2 2022. Costs of sales prior to Q2 2022 were capitalized to exploration and evaluation assets and expenditures. During the period, the Company recorded cash costs1 of $616 per ounce, below guidance, mainly due to a build-up of inventory stockpiles combined with lower mining costs and lower processing costs in Q3 2022.

General and administrative expense

During the nine months ended May 31, 2022, the Company recorded general and administrative expenses of $7.0 million compared to $5.1 million for the prior year comparable period. The increase in general and administrative expense was mainly due to an increase in Share Based Payments (2022 - $2.1 million, 2021 - $nil) related to the vesting of the common shares granted by the Company upon hiring key management personnel during the year ended August 31, 2021.

Financial instrument related cost and other

During the nine months ended May 31, 2022, the Company had a financial instrument related gain of $1.1 million compared to a gain of $4.6 million in the prior year period. The variance compared to the prior period was primarily due to a lower gain on revaluation of derivative warrant liabilities. The gain on revaluation of derivative warrant liabilities in both periods was mainly related to a decrease in the share price using the Black Scholes option pricing model.

25

Management’s Discussion and Analysis May 31, 2022

Current income tax expense

Income tax expense is recognized based on management’s estimate of the weighted average annual income tax rate expected for the full financial year. During the nine months ended May 31, 2022, the Company recorded net income at its Buckreef Gold Project and recognized a current income tax payable of $0.3 million (May 31, 2021 - $nil) based on current Tanzanian statutory tax rates.

Net loss and comprehensive loss attributable to shareholders

The Company reported a net loss for the nine month period ended May 31, 2022 of $2.0 million (basic and diluted loss per share of $0.01, respectively), compared to a net loss of $0.6 million in the prior year period (basic and diluted earnings per share of $0.00, respectively). The increase in the net loss is primarily the result of an increase in financial instrument related costs due to a lower gain on revaluation of derivative warrant liabilities in the current period versus the prior comparative period ($3.5 million) and an increase in general and administrative expense related to an increase in share based payments ($2.1 million). This was partially offset by an increase in gross profit attributable to shareholders following Buckreef Gold revenues of $9.1 million, cost of sales of $3.0 million and gross profit of $6.1 million on a year to date basis.

Summary of Quarterly Results

($(000's), except per share amounts)
US$ unless otherwise stated	2022 Q3	2022 Q2	2022 Q1	2021 Q4	2021 Q3	2021 Q2	2021 Q1	2020 Q4
Revenue	5,732	3,334	-	-	-	-	-	-
Earnings (loss) and comprehensive income (loss	3,188	(1,002)	(2,158)	(5,311)	33	(164)	(1,635)	C$(6,359)
Net earnings (loss) and comprehensive (income ) loss attributable to:
Non-controlling interests	(1,217)	(956)	136	3,316	483	197	520	823
Common shareholders	1,971	(1,958)	(2,022)	(1,995)	516	33	(1,115)	(5,536)

Liquidity and Capital Resources

At May 31, 2022 the Company had $10.5 million of cash (August 31, 2021 - $13.4 million) and working capital of $4.5 million (August 31, 2021 – $8.0 million). After adjusting for current liabilities which will only be settled by issuing equity, adjusting working capital is $7.9 million (August 31, 2021 - $10.1 million).

The decrease in cash of $2.9 million over the year ended August 31, 2021 was primarily due to an increase in capital expenditures related to the final commissioning of the 360 tpd processing plant and capital expenditures related to the construction of an expanded 1,000+ tpd processing plant, which is expected to be completed in calendar Q3 2022. Capital was also utilized to fund exploration related to the 10,000 meter diamond drilling program with STAMICO, construction of a tailings storage facility (TSF) as well as other general operating expenses at Buckreef Gold. The decrease in cash related to the increase in capital expenditures was partially offset by net proceeds from the registered direct offering of $6.4 million in Q2 2022 and an increase in operating cash flow in Q2 and Q3 2022. During Q3 the company poured 2,733 ounces of gold (Q2 2022: 2,132) and sold 3,033 ounces of gold (Q2 2022: 1,812), both new records for Buckreef Gold. The rapid advance of production has resulted in Buckreef Gold being operating cash flow positive again in Q3, the second consecutive quarter in the Company’s history. This positive trajectory is expected to continue in Q4.

As of May 31, 2022, the Company has accumulated losses of $119.5 million (August 31, 2021 – $117.5 million).

To supplement the Company liquidity, during Q2 2022, TRX Gold successfully closed the previously announced registered direct offering with a single institutional investor for net proceeds of approximately $6.4 million, providing the Company with additional liquidity to help fund acceleration of its business plan.

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Management’s Discussion and Analysis May 31, 2022

In addition, to provide the Company with access to supplementary liquidity, in Q2 2022 TRX Gold entered into a purchase agreement with Lincoln Park Capital Fund, LLC (“Lincoln Park”). This agreement provides TRX Gold with the right to sell up to $10 million of its shares to Lincoln Park over a 36-month period at its sole discretion. TRX Gold will control the timing and amount of any sales to Lincoln Park and will use the proceeds as needed to develop the Buckreef Gold asset. As of May 31, 2022, TRX Gold has made no sales of common shares to Lincoln Park.

Commitments

In order to maintain existing site mining and exploration licenses, the Company is required to pay annual license fees. As at May 31, 2022 these licenses remained in good standing and the Company is up to date on license payments.

Contingencies

The Company is involved in litigation and disputes arising in the normal course of operations. Management is of the opinion that the outcome of any potential litigation will not have a material adverse impact on the Company’s financial position or results of operations. Accordingly, no provisions for the settlement of outstanding litigation and potential claims have been accrued.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Transactions with Related Parties

The Company may enter into related party transactions that are in the normal course of business. Transactions with Related Parties disclosure can be found in Note 17 of the Q3 2022 Interim Financial Statements.

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Management’s Discussion and Analysis May 31, 2022

Omnibus Equity Incentive Plan

Effective June 26, 2019, the Company adopted the Omnibus Equity Incentive Plan dated June 26, 2019 (the “Omnibus Plan”), which Omnibus Plan was approved by the shareholders on
August 16, 2019, subsequently updated and approved by the shareholders on February 25, 2022.

The purposes of the Omnibus Plan are: (a) to advance the interests of the Company by enhancing the ability of the Company and its subsidiaries to attract, motivate and retain employees, officers, directors, and consultants, which either of directors or officers may be consultants or employees; (b) to reward such persons for their sustained contributions; and (c) to encourage such persons to consider the long-term corporate performance of the Company.

The Omnibus Plan provides for the grant of options, restricted share units (“RSUs”), deferred share units (“DSUs”) and performance share units (“PSUs”) (collectively, the “Omnibus Plan Awards”), all of which are described in detail in the Form 20-F Annual Report for the year ended August 31, 2021, and the Information Circular dated January 21, 2022, filed on SEDAR on January 27, 2022.

The Omnibus Plan provides for the grant of other share-based awards to participants (“Other Share-Based Awards”), which awards would include the grant of common shares. All Other Share-Based Awards will be granted by an agreement evidencing the Other Share-Based Awards granted under the Omnibus Plan.

Subject to adjustments as provided for under the Omnibus Plan, the maximum number of shares issuable pursuant to Omnibus Plan Awards outstanding at any time under the Omnibus Plan shall not exceed 10% of the aggregate number of common shares outstanding from time to time on a non-diluted basis; provided that the acquisition of common shares by the Company for cancellation shall not constitute non-compliance with the Omnibus Plan for any Omnibus Plan Awards outstanding prior to such purchase of common shares for cancellation.

For more particulars about the Omnibus Plan, we refer you to the copy of the Omnibus Plan included with the Form 20-F Annual Report. The Omnibus Plan replaces all previous equity compensation plans of the Company, including the Restricted Stock Unit Plan and Stock Option Plan.

Changes in Accounting Polices and Critical Accounting Estimates and Judgements

Significant accounting policies as well as any changes in accounting policies are discussed in Note 2 “Basis of Preparation and Significant Accounting Policies” and Note 3 “Significant Accounting Judgments, Estimates and Assumptions” of the Company’s Q3 2022 Interim Financial Statements.

Financial Instruments and Financial Risk Management

For details of the Company’s financial instruments, risk exposures relating to financial instruments and sensitivity analysis, refer to Note 21 of the Company’s Q3 2022 Interim Financial Statements.

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Management’s Discussion and Analysis May 31, 2022

Non-IFRS Performance Measures

Average realized price per ounce of gold sold

Average realized price per ounce of gold sold is a non-IFRS measure and does not constitute a measure recognized by IFRS and does not have a standardized meaning defined by IFRS. Average realized price per ounce of gold sold is calculated by dividing gold sales proceeds received by the Company for the relevant period by the ounces of gold sold. It may not be comparable to information in other gold producers’ reports and filings.

Dollar amounts are expressed in thousands of US dollars.

	Three Months Ended	Nine Months Ended
	May 31, 2022	May 31, 2022
Revenue per financial statements	$5,732	$9,066
Ounces of gold sold	3,033	4,845
Average realized price gold sold	$1,890	$1,871

Cash costs per ounce of gold sold

Cash cost per ounce of gold sold is a non-IFRS performance measure and does not constitute a measure recognized by IFRS and does not have a standardized meaning defined by IFRS. Cash cost per ounce may not be comparable to information in other gold producers’ reports and filings. The following table provides a reconciliation of total cash costs per ounce of gold sold to cost of goods sold per the financial statements for the three and nine months ended May 31, 2022.

Dollar amounts are expressed in thousands of US dollars.

	Three Months Ended	Nine Months Ended
	May 31, 2022	May 31, 2022
Cost of good sold per financial statements	$1,542	$2,985
Ounces of gold sold	3,033	4,845
Cash costs per ounce of gold sold	$508	$616

The Company has included “average realized price per ounce of gold sold” and “cash costs per ounce of gold sold” as non-IFRS performance measures throughout this MD&A as TRX Gold believes that these generally accepted industry performance measures provide a useful indication of the Company’s operational performance. The Company believes that certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, they are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

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Management’s Discussion and Analysis May 31, 2022

Disclosure of Outstanding Share Data

As at the date of this MD&A, there were 276,068,684 common shares outstanding, 41,970,074 share purchase warrants outstanding, nil RSUs/PSUs/DSUs outstanding, and 5,336,000 stock options outstanding.

Risks Factors

The Company is subject to a number of extraneous risk factors over which it has no control. These factors are common to most mineral exploration and development companies and include, among others: project ownership, exploration and development risk, depressed equity markets and related financing risk, commodity price risk, fluctuating exchange rates, environmental risk, insurance risk, sovereign risk. For further details on the risk factors affecting the Company, please see the Company’s Form 20-F Annual Report for year ended August 31, 2021 filed with the SEC on December 3, 2021 and on SEDAR as the Company’s Annual Information Form on November 29, 2021.

Internal Control Over Financial Reporting (“ICFR”)

Management of the Company is responsible for establishing and maintaining adequate internal controls over financial reporting (“ICFR”) for the Company as defined in Rule 13a-15(f) under the Securities and Exchange Act of 1934. The Company’s management, including the Company’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) have conducted an evaluation of the design and effectiveness of the Company’s ICFR as of August 31, 2021. In making this assessment, the Company’s management used the criteria established in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO 2013 Framework”). This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, Management concluded that ICFR was not effective for the three-month period ended November 30, 2021 due to the following material weaknesses: (i) lack of timely review and approval of certain journal entries and reconciliations; (ii) lack of related oversight and accuracy for recognition of certain charges in the Company’s books; and (iii) lack of adequate oversight related to the development and performance of internal controls. Due to the limited number of personnel in the Company, there are inherent limitations related to segregation of duties amongst personnel to perform adequate oversight, review and approvals.

Remediation of Material Weaknesses

The control deficiencies described above were concluded on by management during the year ended August 31, 2021. The Company has prioritized the remediation of the material weaknesses described above and is working under the oversight of the Audit Committee to resolve the issue.

Specific actions to remediate these material weaknesses include the following:

•	Engagement of a local Tanzanian Certified Public Accounting firm to review the Buckreef Gold, Tanzam 2000 and Tancan books and records, from the invoice level, to ensure completeness and accuracy of recordkeeping in the appropriate account, entity and period. No material misstatements, either individually or in aggregate were identified.

•	Reduced Delegation of Authority limits over cash payments to a zero-dollar approval threshold. Executive management (CFO, COO) and site General Managers review and approve every dollar of expenditure and only advance funds for payment based on approved invoices, signed by site GMs and approved by the CFO and COO.

•	Hired a VP Finance and Corporate Controller to supplement review and approval of invoices, journal entries, reconciliations, financial statements and note disclosure to improve segregation of duties and internal controls around financial reporting.

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Management’s Discussion and Analysis May 31, 2022

•	Hired a Senior Procurement Officer at Buckreef Gold to enhance supply chain controls, approvals and authorizations while improving segregation of duties around the procure to pay process.

•	Hired two new inventory storekeepers at Buckreef Gold to improve segregation of duties around inventory management, stock count inspections, supplies reconciliations and inventory controls.

•	Hired an experienced Finance Manager at Buckreef Gold to enhance the review and approval of mine site journal entries, financial reconciliations, entity level financial statements, segregation of duties and internal controls around financial reporting.

•	Enhanced use of ERP to automate certain reconciliations, including fixed asset continuity and depreciation schedules, to eliminate risk of manual spreadsheet errors and to automate more timely review and approval of certain processes.

•	Engagement of a third party service provider to assist in the review, implementation and evaluation of Company’s controls and procedures.

The Company is currently in the process of implementing and documenting its systems of internal controls related to remediate the material weaknesses identified above. However, the Company has been unable to complete this implementation by the required reporting date due to, amongst other things, a limited number of staff at the Company.

It is the Company’s intention to formally review, document and implement the Company’s key controls, including ITGCs, ICFR and DC&P as per the COSO 2013 Framework, as well as develop key risk control matrices to mitigate the risk of material weaknesses in the future.

Additional Information

The Company is a Canadian public company listed on the Toronto Stock Exchange trading under the symbol “TNX” and also listed on the NYSE American trading under the symbol “TRX”. Additional information about the Company and its business activities is available on SEDAR at www.sedar.com; with the SEC at sec.gov; and the Company’s website at www.TRXgold.com.

Approval

The Board of Directors of TRX Gold Corporation has approved the disclosure contained in the interim MD&A. A copy of this interim MD&A will be provided to anyone who requests it. It is also available on the SEDAR website at www.sedar.com

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Management’s Discussion and Analysis May 31, 2022

Endnotes

1 Refer to “Non-IFRS Performance Measures” section.

2 The 360 tpd Plant estimates have not been prepared in accordance with the results of the Company’s 2018 Pre-Feasibility Study, reflected in the Company’s May 15, 2020 Technical Report. The 18-Month mining plan estimates are based upon an internal mine model reviewed by SGSC and cost inputs as validated by actual mining and processing costs from the 120 tpd test plan over the 9 months ended
May 31, 2021. No assurance can be given that the 18-Month Estimate (Monthly Average) will reflect actual results. See “Disclosure and Cautionary Statement Regarding Forward Looking Information”.

3 Notes Regarding Sample Protocol QA/QC: The sample chain of custody is managed by the Buckreef Gold geology team on site. Reported results are from diamond drilled core samples. Intervals of core to be analyzed are split into half using a mechanized core cutter, with one half sent to the Laboratory for geochemical analysis and the remaining half kept in storage for future reference and uses. Diamond drilled core has been a HQ size and recoveries are consistently 100% across all drill holes intercept reported.

Sampling and analytical procedures are subject to a comprehensive quality assurance and quality control program. The QA/QC program involves insertion of duplicate samples, blanks and certified reference materials in the sample stream. Gold analyses are performed by standard fire assaying protocols using a 50-gram charge with atomic absorption (AAS) finish and a gravimetric finish performed for assays greater than 10 grams per tonne.

Sample Preparation and analysis are performed by independent SGS Laboratory in Mwanza, Tanzania. SGS Laboratory is ISO17025 accredited and employs a Laboratory Information Management System for sample tracking, quality control and reporting.

The results summarized in this release are from Buckreef Main Zone NEE prospect. The prospect is an extension of the known Buckreef Main Zone. The intersections reported here are a down-hole length and may not represent true width, but the true width is estimated to be approximately 60% of true width.

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